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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                        Under the Securities Act of 1933
                               (Amendment No. 8) *

                                   ADVO, Inc.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   007585 10 2
                                 ---------------
                                 (CUSIP Number)

                          David M. Stigler, ADVO, Inc.,
 One Univac Lane, P.O. Box 755, Windsor, Connecticut 06095-0755 (860) 285-6120
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 5, 1998
            --------------------------------------------------------
            ( Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13 D

CUSIP NO. 007585 10 2                                               Page 2 of 5


1 Name of Reporting Person S.S. or I.R.S. Identification No. Of Above Person ROBERT KAMERSCHEN

2    Check the appropriate Box if a Member of a Group.*                (a) / /
                                                                       (b) /x/

3    SEC Use Only

4    Source of Funds *
     PF

5 Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6    Citizenship or Place of Organization
     UNITED STATES OF AMERICA


Number of        7    Sole Voting Power
Shares                1,241,635
Beneficially
Owned By Each    8    Shared Voting Power
Reporting             -0-
Person
With             9    Sole Dispositive Power
                      1,236,635

                 10   Shared Dispositive Power
                      -0-

11   Aggregate amount beneficially owned by each reporting person
     1,254,135

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * / /
     N/A

13   Percent of Class Represented by Amount in Row (11)
     5.6%

14   Type of Reporting Person *
     IN




* SEE INSTRUCTIONS BEFORE FILING OUT !



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                                                                     Page 3 of 5

                  Amendment No. 8 to Statement on Schedule 13D

          Robert Kamerschen (the "reporting person") hereby amends in part and supplements his Statement on Schedule 13D dated November 14, 1990 (the "Schedule 13D"), as amended by Amendment No. 1 thereto, dated September 15, 1991, Amendment No. 2 thereto, dated November 30, 1993, Amendment No. 3 thereto, dated February 4, 1994, Amendment No. 4 thereto, dated February 22, 1994, Amendment No. 5 thereto, dated December 7, 1994, Amendment No. 6 thereto, dated February 28, 1997 and Amendment No. 7 thereto, dated February 4, 1998 with respect to the common stock, par value $.01 per share ( the "Common Stock") of ADVO, Inc. ( the "Company"). The reporting person is filing this Amendment No. 8 because the percentage of his beneficial ownership of the Common Stock has changed as a result of the exercising certain options to purchase shares of Common Stock and related transactions, all of which as detailed below in Item 3(a).

Item 3 - Source and Amount of Funds or Other Consideration.

          (a) The following transactions have occurred decreasing the reporting person's beneficial ownership:

              (i) Under the Company's 1988 Non-qualified Stock Option Plan and the 1993 Stock Option Subplan, as amended (the "Stock Option Plan"), the reporting person exercised his options to purchase 381,951 shares of Common Stock on August 4, 1998 in consideration of the reporting person's payment of exercise price of $12.875 for each share of Common Stock. The exercise price for each option was paid by the withholding by the Company of 163,919 shares otherwise issuable upon exercise of the options. Shares withheld by the Company upon exercise were valued at the market price of $30.00. The Company also withheld (at $30.00 per share) from the reporting person an additional 100,187 shares upon the exercise of such options to pay certain tax obligations of the reporting person resulting from the exercise of the options. As a result of such exercise, the reporting person received 117,845 shares of Common Stock.

              (ii) Under the Company's Stock Option Plan, the reporting person exercised his options to purchase 4,836 shares of Common Stock on August 5, 1998 in consideration of the reporting person's payment of exercise prices of $18.25 for each share of Common Stock. The exercise price for each option was paid by the withholding by the Company of 2,954 shares otherwise issuable upon exercise of the options. Shares withheld by the Company upon exercise were valued at the market price of $29.875. The Company also withheld (at $29.875 per share) from the reporting person an additional 865 shares upon the exercise of such options to pay certain tax obligations of the reporting person resulting from the exercise of the options. For these shares withheld to pay the option price and tax requirements, the reporting person received new options, called reload options) which are not exercisable within 60 days and are not required to be reported herein. As a result of such exercise, the reporting person received 1,017 shares of Common Stock.


Item 4 - Purpose of Transaction.

          The reporting person is holding the shares of Common Stock he beneficially owns for purposes of investment. He has no current intention to exercise any of the options he owns which are presently exercisable or exercisable within 60 days, but may do so in the future.



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                                                                     Page 4 of 5


Item 5 - Interest in Securities of the Issuer.

         (a) The reporting person beneficially owns as of the date hereof 1,254,135 shares of Common Stock, or 5.6% of the 22,415,005 shares of Common Stock that would be outstanding if the reporting person were to exercise his remaining vested options for 12,500 shares of Common Stock based on the 22,402,505 shares of Common Stock outstanding as of July 25, 1998. The reporting person's beneficial share ownership has decreased as a result of the transactions detailed above in item 3(a). The effect of the transactions outlined in item 3(a) on the reporting person's percentage beneficial ownership of the Common Stock would have resulted in a larger percentage decrease had not the Company repurchased 312,100 of Common Stock shares on the open market, since Amendment No. 7 was filed, pursuant to the increased buyback program announced on September 29, 1997.

          (b) The reporting person has sole power to dispose of or direct the disposition of 1,236,635 shares of Common Stock and has sole power to vote or direct the voting of 1,241,635 shares of Common Stock.

         (c) The following transactions occurred during the past 60 days:


     Reporting Person          Transaction      Number of Shares     Price per      How Effected
                               Date                                  Share
     ----------------          -----------      ----------------     ---------      ------------
     Robert Kamerschen         8/4/98           381,951 *            $12.875        Options exercised under the Stock Option Plan.

     Robert Kamerschen         8/4/98           4,836                $18.25         Options granted under the Stock Option Plan
                                                                                    vested.

     Robert Kamerschen         8/5/98           4,836 *              $18.25         Options exercised under the Stock Option Plan.



   * Shares were withheld by the Company to pay for the option price and tax requirements for these exercises. These transactions are detailed above in item 3(a)(i) and (ii). The reporting person received 117,845 and 1,017 shares of Common Stock as a result of the August 4th and August 5th exercises and shares withheld, respectively.


         d)   Not applicable.

         e)   Not applicable






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                                                                     Page 5 of 5

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:   August 26, 1998
                                           /s/ ROBERT KAMERSCHEN
                                           ---------------------
                                           Robert Kamerschen